

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2014

Via E-mail
James Cassidy, Esq.
President
Deer Valley Acquisition Corporation, et al.
215 Apolena Avenue
Newport Beach, CA 92662

Re: **Deer Valley Acquisition Corporation**
Registration Statement on Form 10-12(g)
Filed November 3, 2014
File No. 000-55310

Oak Valley Acquisition Corporation
Filed November 3, 2014
File No. 000-55309

Redwood Valley Acquisition Corporation
Filed November 3, 2014
File No. 000-55308

Spruce Valley Acquisition Corporation
Filed November 3, 2014
File No. 000-55307

Fox Valley Acquisition Corporation
Filed November 3, 2014
File No. 000-55305

Elm Valley Acquisition Corporation
Filed November 3, 2014
File No. 000-55304

Coyote Valley Acquisition Corporation
Filed October 31, 2014
File No. 000-55303

Owl Valley Acquisition Corporation
Filed November 3, 2014
File No. 000-55306

Dear Mr. Cassidy:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ *Bryan J. Pitko* <u>for</u>

Jeffrey P. Riedler
Assistant Director